Exhibit 4.6

Shell Petroleum N.V.
Carel van Bylandtlaan 30
2596 HR The Hague
Mr M.A. Brinded	The Netherlands

XXXX
The Hague,
Re: Compromise Agreement
Dear Mr Brinded,
Reference is made to our recent discussions concerning your departure from Shell service. This Compromise Agreement (the “Compromise Agreement”) serves to record the outcome of those discussions.
In this Compromise Agreement, the term “Employee” refers to you, Mr. M.A. Brinded of XXXXX, the Netherlands, and the term “Employer” refers to us, Shell Petroleum N.V., incorporated in The Hague and registered at Carel van Bylandtlaan 30, 2596 HR, The Hague, as your employing company, each a “party” and collectively the “parties” to this Compromise Agreement.
1.	Termination of Employment Contract and Repatriation to Base Country

1.1	The parties agree that the Employee’s contract of employment with the Employer dated 17 June 2005 (the “Contract of Employment”) and any other contract of employment that may (be found to) be in force on 8 April 2012 between the Employee on the one hand, and the Employer or any of its Affiliates on the other, will terminate with effect from 8 April 2012 (the “Termination Date”), without any notice being required. Article 4 (concerning confidentiality of information) and Article 6 (concerning intellectual property rights and patents) of the Contract of Employment shall survive termination of the Contract of Employment and the loan assignment with Royal Dutch Shell plc. The Employer has agreed to waive its rights under Article 5 (concerning non-compete) of the Contract of Employment. The parties have agreed that at the Termination Date, the Employee will be deemed to have taken up any and all entitlements to accrued and outstanding annual leave in respect of the period up to the Termination Date, so that at the Termination Date, there will be no outstanding annual leave to be settled. Notwithstanding the termination of the Contract of Employment, the Employee’s accrued entitlements at the Termination Date under the Shell Contributory Pension Plan, the Shell Overseas Contributory Pension Plan and the Shell Supplementary Pension Plan shall each remain in effect in accordance with the pertinent trust deed and regulations.

1.2	The Employee will ultimately on 22 February 2012 deliver to the Employer properly signed letters tendering the Employee’s resignation, with effect from 1 April 2012, as director, general attorney, or officer of Royal Dutch Shell plc, the Employer and any other company of the Royal Dutch Shell Group of which the Employee at such time is a director, general attorney or other officer, in the forms set out in Appendix 1 and Appendix 2. The Employee agrees that he will ultimately on 22 February 2012 deliver to Shell Foundation a properly signed letter tendering the Employee’s resignation, with effect from 1 April 2012, in writing from the directorship and trusteeship he holds in the Shell Foundation, a company limited by guarantee and a registered UK charity, in the form set out in Appendix 3. On 22 February 2012, the Employer will notify the Employee of the termination, with effect from 1 April 2012, of his loan assignment with Royal Dutch Shell plc. by sending him a copy of the letter set out in Appendix 4.

1.3	The Employer will arrange for the stock exchange announcement, internal announcement and press release set out in Appendix 5 to be issued immediately following the signing of this Compromise Agreement by both parties. The Employee agrees that the basic terms of this Compromise Agreement and of any agreement made pursuant thereto or in furtherance thereof, will be disclosed in the Royal Dutch Shell Annual Reports and Forms 20-F for the appropriate years, specifically the Directors’ Remuneration Report (“DRR”) as required under the United Kingdom Corporate Governance Code and that he will not be consulted as to the content of such disclosure. The Employee also agrees that this Compromise Agreement and any agreement made pursuant thereto or in furtherance thereof, may be disclosed or made available for inspection to shareholders of Royal Dutch Shell plc or other third parties by or on behalf of Royal Dutch Shell plc, as required to fulfill obligations arising under applicable laws or regulations, and that the Employee will have no claim relating to any disclosure that Royal Dutch Shell plc or any third party acting on behalf of Royal Dutch Shell plc, as the case may be, in its sole discretion, determines to be required or advisable to fulfil such obligations.

1.4	The Employee will upon the Employer’s request take all action that may reasonably be required of the Employee to ensure a smooth and complete handover, prior to the Termination Date, of all of the Employee’s roles, responsibilities and activities to one or more persons designated for these purposes by the Employer.

1.5	Prior to 9 April 2012, the Employee will repatriate to the United Kingdom, and the Employee will become employed by Shell International Limited (“SIL”) as of that date until his separation from employment on 30 April 2012. To that effect, the Employee will as soon as possible following his return to the United Kingdom and in any event on or before 9 April 2012 enter into a standard employment contract with SIL on local terms, such employment to commence on 9 April 2012. The Employer will provide relocation assistance for the costs of flights to the UK for the Employee and eligible family members and the costs of packing and shipping the Employee’s household goods from the Netherlands to the UK subject to the usual limits for such costs applied under the International Mobility policy. The Employee’s employment with SIL Company shall be at a base salary of GBP 920,000 gross per annum. Prior to the final separation of the employment with SIL the Employee will enter into a Compromise Agreement with SIL in the form attached to this Compromise Agreement as Appendix 6.

1.6	When used in this Compromise Agreement:

the terms “Group”, “companies of the Royal Dutch Shell Group” and any derivative term denotes the Employer and its Affiliates; and

the term “Affiliate” shall mean:

(a)	Royal Dutch Shell plc; and

(b)	any company other than the Employer which is for the time being directly or indirectly controlled by Royal Dutch Shell plc.
For this purpose:
(i)	a company is directly controlled by another company or companies if that latter company or companies beneficially own(s) 50% or more of the voting rights attached to the issued share capital of the first mentioned company; and

(ii)	a particular company is indirectly controlled by a company or companies if a series of companies can be specified, beginning with that company or companies and ending with the particular company, so related that each company of the series is directly controlled by one or more of the companies earlier in the series.
2.	Payments

2.1	The Employer shall not owe the Employee any amount for, or in connection with,
(i)	the termination of the Contract of Employment and any other contract of employment between the Employee on the one hand, and the Employer or any of its Affiliates on the other, that may be (found to be) in force on the Termination Date in accordance with article 1.1 above;

(ii)	the termination of the Employee’s loan assignment with Royal Dutch Shell plc in accordance with article 1.2 above; or

(iii)	the loss of office resulting from the resignations referenced in article 1.2 above, and the Employee hereby waives any and all claims he may have against any of the companies of the Royal Dutch Shell Group or Shell Foundation in accordance with article 3 below.

2.2	The Employer will pay the Employee his monthly entitlement to pensionable salary up to and including the Termination Date in accordance with the terms of the Contract of Employment, as well as any other amounts due and payable there under until such date. The Employee shall not be eligible for any discretionary elements of variable pay (whether or not usual practices exist for such elements), such as bonuses, DBP awards or LTIP awards, unless provided otherwise in this Compromise Agreement or its Appendices.

3.	Waiver of Claims

The Employee hereby, with effect from the Termination Date, unconditionally waives and unconditionally releases the Employer, any of its Affiliates, Shell Foundation and any of their respective directors, officers, agents or employees of, any and all contractual, statutory, tortuous or other claims of any nature he may have against the Employer, any of its Affiliates, Shell Foundation or any of their respective directors, officers, agents or employees, arising directly or indirectly out of or in connection with:
(i)	the Employee’s past or present employment with the Employer or any of its Affiliates, or the termination thereof; and/or

(ii)	the termination of the Employee’s loan assignment with Royal Dutch Shell plc in accordance with article 1.2 above; and/or

(iii)	the Employee’s position as a director, general attorney or other officer of any Group company or Shell Foundation, or the termination thereof;
excluding only:
(i)	claims to enforce the terms of this Compromise Agreement; and

(ii)	claims in respect of the Employee’s accrued pension rights under the Shell Contributory Pension Plan, the Shell Overseas Contributory Pension Plan and the Shell Supplementary Pension Plan.
The waiver and release of claims set out above shall apply irrespective of whether the claim concerned arises under the laws of the Netherlands, the laws of England and Wales or any other law, and irrespective of whether such claim was known to (either of) the parties or whether it was or could have been in the contemplation of (either of) the parties at the time of signing this Compromise Agreement. The waiver and indemnity specifically include claims which do not as a matter of law exist and whose existence cannot currently be foreseen and any claims or rights of action arising from a subsequent retrospective change or clarification of the law.

The Employee warrants that he has not instituted and will not institute and will refrain from instituting any claim of the nature referred to in this Article 3 against the Employer or any Affiliate or Shell Foundation before an a court of law, an arbitration panel or any other judicial institution of any description.

Indemnification provisions set out in the Articles of Association and/or By-Laws of companies of the Royal Dutch Shell group, including Shell Petroleum N.V. and Royal Dutch Shell plc, or Shell Foundation shall continue to apply in accordance with their terms with respect to those matters related to the period that the Employee was a director of the entity concerned.

The parties intend that Affiliates and Shell Foundation can invoke this clause against the Employee.

4.	Company Property and Lease Car

4.1	The Employee will, ultimately on the Termination Date, return to the Employer all property directly or indirectly in his control or possession belonging to the Employer or any Affiliate or provided to the Employee by the Employer or any Affiliate for the performance of the Employee’s duties as an employee of the Employer or as employee of any of its Affiliates, or which have come in the possession of the Employee in connection therewith, with the exception of company IT equipment, such as a laptop, mobile phone and Blackberry, that Employee needs for any work or handover of work to take place after the Termination Date as an employee of SIL.

4.2	The Employee agrees that he will ultimately at the Termination Date return to Lease Plan (the “Lease Company”) the lease car provided to the Employee under the terms of the Contract of Employment. Until the lease car is returned to the Lease Company in accordance with the foregoing, the Employee will continue to be entitled to use the lease car in accordance with the terms governing such use. The Employer will request the Lease Company to offer the Employee first opportunity to purchase the aforementioned lease car, should the Lease Company decide to sell the car: but the Employee acknowledges that any decisions regarding the sale of the lease car are the sole discretion of the Lease Company, and that the Employer can therefore do no more than make the aforementioned request.

The Employer will pay the Lease Company the amounts due for early termination of the lease agreement for the above mentioned lease car to the extent of the applicable lease norm. Any amounts due to the Lease Company in excess of the amounts so paid by the Employer will be for the sole account of the Employee.

5.	Share options, Deferred Bonus Plan and Long Term Incentive Plan Awards

5.1	The Employer confirms that it will procure the consent of Royal Dutch Shell plc that share options awarded to the Employee during his employment with the Employer or any Affiliate which are still outstanding on the Termination Date will continue in force in accordance with the terms and conditions under which these share options were granted and the Employee may continue to exercise these options until they lapse in accordance with their terms. Such share options will remain subject always to the rules of such plan(s) and terms and conditions as mentioned in the awards and in particular, but not limited to, any rules on vesting and lapse of the options.

5.2	The Employer confirms that it will procure the consent of Royal Dutch Shell plc that any awards the Employee may have received under the Deferred Bonus Plan or the Long Term Incentive Plan during his employment with the Employer will not lapse on the Termination Date, but will continue thereafter, subject always to the rules of the plans under which such awards were made and terms and conditions as mentioned in the awards, in particular, but not limited to, any rules on vesting, claw-back, pro-rating and lapse of the relevant entitlements.

An overview of the current Deferred Bonus Plan awards and Long Term Incentive Plan awards as at 6 February 2012 to which this clause pertains are listed exhaustively in Appendix 7.

6.	Confidentiality

The Employee agrees that he shall keep the terms of this Compromise Agreement strictly confidential and shall not disclose, communicate or otherwise make public the same or the substance or content of the discussions involved in reaching this Compromise Agreement to anyone other than the Employer (and will use his best endeavours to prevent the disclosure of any such matter or information by third parties) save where such disclosure or communication is:
(a)	for the purposes of putting this Compromise Agreement into effect;

(b)	as required by law;

(c)	in confidence to the Employee’s professional advisers for the purpose of taking legal or financial advice on this Compromise Agreement;

(d)	to the Dutch tax authorities or the UK Her Majesty’s Revenue and Customs or equivalent other authority; or

(e)	as evidence in subsequent proceedings in which the Employer, Employee or any Affiliate or Shell Foundation allege a breach of this Compromise Agreement.
7.	Miscellaneous provisions

7.1	This Compromise Agreement and its Appendices constitutes the whole and only agreement between the parties regarding the termination of the Contract of Employment and supersedes and extinguishes any other agreement, document or pre-contractual statement relating thereto. Each party acknowledges that it has not relied upon any pre-contractual statements in agreeing to enter into this Compromise Agreement. For the purposes of this clause 7.1, “pre-contractual statement” includes, without limitation, any agreement, undertaking, warranty, arrangement or draft of any nature whatsoever, whether or not in writing, made by any person at any time before the date of this Compromise Agreement relating to the subject matter of this Compromise Agreement which is not repeated in this Compromise Agreement.

7.2	Save where the context requires otherwise, all references to clauses and Appendices are to the clauses of and the appendices to this Compromise Agreement, and words importing the singular number shall include the plural and vice versa.

7.3	This Compromise Agreement may only be validly amended or varied by means of a written instrument, which has been properly executed by both parties.

7.4	If any provision of this Compromise Agreement is declared by any judicial or other competent authority to be void or otherwise unenforceable, that provision shall be severed from this Compromise Agreement and the remaining provisions of this Agreement shall remain in full force and effect. The Compromise Agreement shall in such case be amended by the parties in such manner so as to achieve, without illegality, the intention of the parties with respect to that severed provision.

7.5	No failure or delay by any party to exercise any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege as herein provided.

7.6	For all purposes of the implementation of this Compromise Agreement on behalf of the Employer, Employer hereby appoints Michael Reiff (email: Michael.Reiff@shell.com, telephone + 31 70 377 1662 and fax + 31 70 377 1314 as its representative.

7.7	This Compromise Agreement is an agreement within the meaning of article 7:900 and further of the Dutch Civil Code (vaststellingsovereenkomst).

8.	Governing law and dispute settlement

This Compromise Agreement shall be governed solely by Netherlands law, even where the Employee is working outside the Netherlands.

All disputes arising out of or in connection with this Compromise Agreement shall be exclusively and finally resolved under the Rules of Arbitration of the International

Chamber of Commerce (“ICC”)(the “ICC Rules”), as amended from time to time. The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules. Except as otherwise agreed by the parties, the chairman of the tribunal must have at least 20 years experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 12 May 2005) and each other arbitrator must have at least 20 years experience as a qualified lawyer. The place of arbitration shall be The Hague, The Netherlands. The language of the arbitration shall be English.

Each party hereby waives, to the fullest extent permitted by law:
(i)	Any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or

(ii)	Any right it may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.
For the purposes of this Article 8, the term “dispute” shall mean any dispute, controversy or claim.
You are kindly requested to confirm your concurrence with the arrangements as recorded in this Compromise Agreement by countersigning the enclosed copy of thereof, and returning it to us.
Yours sincerely,
Shell Petroleum N.V.

Name:	Name:

Date:	Date:

Place:	Place:

Read and Agreed

M.A. Brinded

Date:

Place:

Appendix 1
Letter of resignation as director of Royal Dutch Shell plc and of the Employer, as referenced in Article 1.2:
Royal Dutch Shell Plc
For the attention of the Chairman of the Board
Dear Jorma,
I hereby tender my resignation as director of Royal Dutch Shell plc and of Shell Petroleum N.V. with effect from 1 April 2012.
I confirm that I have no claim against either of these companies in respect of fees, remuneration or compensation for the loss of office.
Yours sincerely,
Malcolm A. Brinded
cc: Shell Petroleum N.V

Appendix 2
Letter of resignation as director, general attorney or officer of all Group companies other than as director of Royal Dutch Shell plc or the Employer, as referenced in Article 1.2:
Shell International B.V.
For the attention of Mr. M.C.M. Brandjes
General Counsel Corporate
Dear Michiel,
Please be advised that I hereby, with effect from 1 April 2012, resign as director, general attorney or officer of each and every company of the Royal Dutch Shell Group of which I am presently a director, general attorney or officer.
I confirm that I have no claim against either of these companies in respect of fees, remuneration or compensation for the loss of office.
Yours sincerely,
Malcolm A. Brinded

Appendix 3
Letter of resignation as director and foundation trustee of Shell Foundation, as referenced in Article 1.2:
Personal and Confidential
The Board of Trustees
Shell Foundation
Shell Centre
SE1 7NA
London
United Kingdom
[Insert Date]
Dear Sirs
I hereby tender my resignation as a Trustee of Shell Foundation with effect from 1 April 2012.
I confirm that I have no claim against Shell Foundation in respect of fees, remuneration or compensation for the loss of office.
Yours sincerely,
M.A. Brinded

Appendix 4
Letter terminating the Employee’s loan assignment with Royal Dutch Shell plc referenced in Article 1.2:
STRICTLY PERSONAL
Royal Dutch Shell plc
Mr M.C.M. Brandjes
Company Secretary
Re: Loan assignment of Mr. M. A. Brinded to Royal Dutch Shell plc
Dear Michiel,
We refer to the loan assignment letter dated 17 June 2005, under which Mr. M.A. Brinded has been loan assigned to Royal Dutch Shell plc.
In view of the fact that Mr. Brinded will cease to be an Executive Director of Royal Dutch Shell plc. with effect from 1 April 2012, Shell Petroleum N.V., under the terms of that loan assignment letter, hereby gives written notice to Royal Dutch Shell plc that Mr. Brinded’s loan assignment to Royal Dutch Shell plc terminates with effect from 1 April 2012.
Mr. Brinded is be notified accordingly by means of a copy of this letter.
Yours sincerely,
Shell Petroleum N.V.
P. R. Voser
cc: Mr. M. A. Brinded

Appendix 5
Draft communications (subject to finalisation) referenced in Article 1.3:
1)	Stock exchange announcement:
The Board of Royal Dutch Shell plc announced today that after a distinguished career of more than 37 years, of which almost 10 years as an Executive Director, Mr Malcolm Brinded has agreed to step down as an Executive Director with effect from 1 April 2012. Mr Andrew Brown currently Executive Vice-President Qatar will take over the responsibilities for the Upstream International Business as a member of the Executive Committee of the Company with effect from the same date.
2)	Internal announcement (from Peter Voser):
Shell announces today that Malcolm Brinded has agreed to step down as an Executive Director of the Company with effect from 1 April 2012. Malcolm has agreed to remain at Shell until 30 April 2012 in order to assist with the transition of his responsibilities.
Malcolm is currently Executive Director Upstream International. He first joined Shell in October 1974 and has served the company in Brunei, the Netherlands, Oman and the United Kingdom. In 1998 he became Managing Director of Shell UK Exploration and Production and from 1999 until 2002 he was Shell Country Chairman in the UK. Malcolm has been a member of the Royal Dutch Shell plc Board (and its predecessors) since 2002. Prior to his current role, he was Executive Director in charge of Exploration & Production.
Malcolm has had a distinguished career over many years and has made an important contribution to Shell’s success during that time. He leaves the Upstream International business in a strong position, well-placed to deliver on its targets and pursue the next stage of Shell’s growth. I am sure you will join me in thanking Malcolm for his service to Shell and wish him and his wife Carola every success in the future.
At the same time the Board of Royal Dutch Shell plc announced the appointment of Mr Andrew Brown as Upstream International Director. He will be a member of the Executive Committee and will be based in the Netherlands.
Mr Brown has worked for Shell for over 27 years in various Upstream leadership roles. Currently he is Executive Vice-President Qatar. Mr Brown holds a degree in Engineering Science from Cambridge University.
3)	Press release:
Shell announces today that Malcolm Brinded has agreed to step down as an Executive Director of the Company with effect from 1 April 2012. Mr Brinded has agreed to remain at Shell until 30 April 2012 in order to assist with the transition of his responsibilities.
Mr Brinded is currently Executive Director Upstream International. He first joined Shell in October 1974 and has served the company in Brunei, the Netherlands, Oman and the United Kingdom. In 1998 he became Managing Director of Shell UK Exploration and Production and from 1999 until 2002 he was Shell Country Chairman in the UK. He has been a member of the Royal Dutch Shell plc Board (and its predecessors) since 2002. Prior to his current role, he was Executive Director in charge of Exploration & Production.
Royal Dutch Shell Chief Executive Peter Voser commented “Malcolm Brinded has had a most distinguished career over many years and has made an important contribution to

Shell’s success during that time. He leaves the Upstream International business in a strong position, well-placed to deliver on its targets and pursue the next stage of Shell’s growth.”
At the same time the Board of Royal Dutch Shell plc announced the appointment of Mr Andrew Brown as Upstream International Director. He will be a member of the Executive Committee and will be based in the Netherlands.
Mr Brown has worked for Shell for over 27 years in various Upstream leadership roles. Currently he is Executive Vice-President Qatar. Mr Brown holds a degree in Engineering Science from Cambridge University.

Appendix 6
Compromise Agreement referenced in Article 1.5:

DATE	[insert date] 2012
PARTIES
(1)	SHELL INTERNATIONAL LIMITED, incorporated under the laws of England and Wales, with registered offices at Shell Centre, London, SE1 7NA, (the “Employer”);

and

(2)	Mr. M.A. Brinded of XXXXXX (the “Employee”).
INTRODUCTION
(A)	The Employee is employed by the Employer.

(B)	The Employee’s employment with the Employer will end with effect from 30 April 2012 (the “Termination Date”).
OPERATIVE PROVISIONS
Following discussions between the parties, it has been agreed between the parties as follows:-
1.	Termination of Employment

The employment of the Employee by the Employer will terminate on 30 April 2012 (the “Termination Date”) by reason of mutual agreement.

2.	Payments

2.1	Subject to the Employee complying with the terms of this Agreement and to the conditions of clause 5 having been satisfied the Employer shall without admission of liability pay to the Employee the following sum by way of an ex gratia payment (the “Payment”) subject always to the applicable tax:

Euro 2,520,000 (Two million, five hundred and twenty thousand Euro)

2.2	The Payment shall be made in pounds sterling calculated at a rate of exchange of Euro to pounds sterling at the date of payment as determined under the Employer’s payroll practices and will be made within 21 days after the later of the Effective Date and the Termination Date.

2.3	In addition to the Payment the Employee shall receive all accrued and outstanding basic salary and regular allowances due under his contract of employment with the Employer in respect of the period from 9 April 2012 up to and including the Termination Date subject to appropriate deductions by the Employer prior to remittance in respect of income tax and employee national insurance contributions.

2.4	In addition to the Payment the Employee shall receive a pro rated discretionary performance bonus in respect of the period 1 January to 30 April 2012 of the performance year 2012 (the “Bonus Payment”), such Bonus Payment to be paid in February 2013. The level of such Bonus Payment shall be determined by the Remuneration Committee of the Group in its absolute discretion by reference to a target bonus percentage of 110% of a gross annual base salary of Euro 1,200,000 and applying the scorecard applied to the Executive Committee adjusted to take account of the Employee’s performance as determined by the Remuneration Committee. The Bonus Payment will be calculated in Euros and paid to the Employee in pounds sterling calculated at a rate of exchange of Euro to pounds sterling at the date of payment as determined under the Employer’s payroll practices and subject to appropriate deductions by the Employer prior to remittance in respect of income tax and employee national insurance contributions.

3.	Tax Treatment

3.1	The first £30,000 of the Payment is expected to be treated by HM Revenue and Customs as free from income tax and national insurance contributions under the provisions of Section 403 of the Income Tax (Earnings and Pensions) Act 2003 and accordingly would not be subject to deduction of income tax and employees’ national insurance contributions. The Employer offers no warranty to this effect and the UK tax treatment of the Payment is ultimately determined by HM Revenue and Customs.

3.2	In addition, the balance of the Payment over £30,000, being the appropriate amount of overseas service tax relief, is expected to be treated by HM Revenue and Customs as free from income tax and national insurance contributions under the provisions of section 413 of the Income Tax (Earnings and Pension) Act 2003 and accordingly would not be subject to deduction of income tax and employees’ national insurance contributions. The Employer offers no warranty to this effect and the UK tax treatment of the Payment is ultimately determined by HM Revenue and Customs.

3.3	The Employer will issue the Employee with the income tax form P45 as soon as practicable after the Termination Date and in any event prior to the remittance of the Payment to the Employee.

3.4	The Employee is responsible for making appropriate declarations on his UK self assessment form for the tax year ended 5 April 2013 and paying any UK income tax and employee national insurance contributions due on the Payment and any further UK income tax and employee national insurance contributions due on the Bonus Payment over and above the amounts in respect of both deducted by the Employer from the Bonus Payment prior to remittance to the Employee.

3.5	The Employee is responsible for making any appropriate declarations to the Dutch tax authorities and paying any Dutch income tax and employee social security due on the Payment and any Dutch income tax and employee social security due on the Bonus Payment over and above the amounts in respect of UK income tax and employee national insurance contributions deducted by the Employer from the Bonus Payment prior to remittance to the Employee.

3.6	The Employer shall procure that the Employee will receive such assistance as the Employer considers reasonable with completing his Netherlands 2012 tax return to the extent that this relates to his employment by SPNV or any other Affiliate on Dutch payroll and with completing his 2011/2012 and 2012/2013 UK income tax return.

4.	Tax Indemnity

4.1	The Employee hereby indemnifies the Employer against any income tax, employee national insurance contributions, interest and/or penalties thereon arising in respect of the Payment, the Bonus Payment or any other payment or benefit arising under this Agreement which the Employer, SPNV or any other Affiliate is called upon to pay by HM Revenue and Customs, the National Insurance Contributions Office, the Dutch tax authorities or other statutory authority in any jurisdiction (save to the extent that such interest and/or penalties are caused by any act or default on the part of the Employer or any Affiliate) and, if the Employer, SPNV or any other Affiliate satisfies any such liability, the Employee will, at the Employer’s or SPNV’s written request, immediately reimburse the Employer, SPNV or any other Affiliate a sum equivalent to such liability in full. The indemnity in this clause 4 shall not apply to sums in respect of income tax and national insurance contributions which the Employer, SPNV or any other Affiliate deducts from the Payment, the Bonus Payment or any other payment made or benefit provided under this Agreement prior to the remittance of such payments to the Employee.

4.2	The Employer agrees that if it is called upon to pay any sums which would form the subject of the indemnity given by the Employee at clause 4.1 of this Agreement it will notify the Employee in writing of such demand and of its intention to satisfy such demand prior to so satisfying such demand.

5.	Independent Legal Advice

5.1	The Employee acknowledges that, before signing this Compromise Agreement, the Employee has received independent legal advice from Danielle Kingdon, Senior Partner, Osborne Clarke, Apex Plaza, Forbury Road, Reading RG1 1AX, a relevant independent adviser (the “Adviser”) who has advised the Employee as to the terms and effect of this Compromise Agreement and in particular of its effect on his ability to pursue his rights before an Employment Tribunal in respect of any Complaint. The Employee agrees that he will be entering into this Compromise Agreement voluntarily, without reservation and with the intention that it will be binding as a compromise agreement.

5.2	The Employee shall procure that the Adviser will send a letter to the Employer in the form set out in the schedule to this Compromise Agreement and it is a condition of this Compromise Agreement that both the signed Compromise Agreement and the signed letter from the Adviser are received by Michael Reiff (Ref: RDS-HRR) EVP Remuneration, Benefits and Services, Shell International B.V., PO Box 162, 2502 AN — The Hague, The Netherlands on behalf of the Employer by 23 April 2012 at the latest.

6.	Waiver of Claims by Employee

In consideration of the Employer entering into this Compromise Agreement the Employee waives all Complaints of any nature the Employee may have directly or indirectly arising out of or in connection with his employment with the Employer or its termination (whether or not such claims are known or unknown to the parties and whether or not they are or could be in the contemplation of the parties at the time of signing this Agreement, including claims which do not as a matter of law exist and whose existence cannot currently be foreseen and any claims or rights of action arising from a subsequent retrospective change or clarification of the law) which the Employee may have against the Employer or any Affiliate or their directors, officers, agents or employees including but not limited to any Complaint the Employee may have, but excluding:
(i)	claims of personal injury, save for a claim or potential claim for personal injury of which the Employee was aware or ought reasonably to have been aware of at the time of signing this Agreement; and/or

(ii)	claims in respect of accrued pension entitlement under the Shell Contributory Pension Plan, the Shell Overseas Contributory Pension Plan and the Shell Supplementary Pension Plan.
7.	Warranty

The Employee warrants:
(a)	that he has not instituted and will not institute and will refrain from instituting any claim of the nature referred to in clause 6 above against the Employer or any Affiliate before an Employment Tribunal or any other court of law; and

(b)	as to the accuracy of paragraph 3 of the schedule to this Agreement.
8.	Conditions Regulating Compromise Agreements

The parties agree that this Agreement satisfies the conditions for regulating compromise agreements or as applicable compromise contracts under section 203 of the Employment Rights Act 1996 (including the provisions of that section as applied by regulation 9 of the Part Time Workers (Prevention of Less Favourable Treatment) Regulations 2000), section 77 of the Sex Discrimination Act 1975, section 72 of the Race Relations Act 1976, schedule 3A of the Disability Discrimination Act 1995, Regulation 35 and Schedule 4 of the Employment Equality (Sexual Orientation) Regulations 2003, Regulation 35 and Schedule 4 of the Employment Equality (Religion and Belief) Regulations 2003, Regulation 43 and Schedule 5 of the Employment Equality (Age) Regulations 2006, section 147 (3) (c) and (d) of the Equality Act, Regulation 35 of the Working Time Regulations 1998, section 49 of the National Minimum Wage Act 1998, Regulation 41 of the Transnational Information and Consultation of Employee Regulations 1999, Regulation 9 of the Part-time Workers (Prevention of Less Favourable Treatment) Regulations 2000, Regulation 10 of the Fixed term Employees (Prevention of Less Favourable Treatment) Regulations 2002, Regulation 40 of the Information and Consultation of Employees Regulations 2004, paragraph 13 of the Schedule of the Occupational and Personal Pension Schemes (Consultation by Employers and Miscellaneous Amendment) Regulations 2006, section 288 of the Trade Union and Labour Relations (Consolidation) Act 1992 and Regulation 18 of the Transfer of Undertaking (Protection of Employment) Regulations 2006.

9.	XXXXXXX House

9.1	Subject always to clause 9.10, the Employer agrees that in the event the Employee enters into a binding contract to sell his house at XXXXXXXX, The Netherlands (the “House”), the sale of the House completes pursuant to such contract and the agreed sale price of the House pursuant to that contract (the “Sale Price”) is less than the initial purchase price of Euro 3,375,532 (the “Purchase Price”), then subject to the Employee complying with his obligations under clause 9.10 the Employer will compensate or will procure that an Affiliate will compensate the Employee for the difference between the Sale Price and the Purchase Price and any UK income tax and employee national insurance contributions chargeable on such sum through an additional payment (the “House Payment”).

9.2	The payment of the House Payment is subject always to:
(a)	the Employee producing such documentary evidence as the Employer may reasonably require of the existence of such binding contract and of the Sale Price;

(b)	the Employee being tax resident in the UK at the time of the payment of the House Payment; and

(c)	the Employee having offered the Employer or its nominated Affiliate the right of first refusal in respect of the purchase of the House in the manner and circumstances set out in clause 9.10 below.
9.3	For the purposes of calculating the House Payment:
(a)	The Purchase Price shall be deemed to be Euro 3,375,532;

(b)	the Sale Price shall be deemed to be the price attributed under such contract to the value of the house and its land alone and shall not include (i) any value attributed to furniture and fittings, or (ii) any fees the Employee may incur in connection with the sale of the House; and

(c)	the difference between the Sale Price and the Purchase Price shall be calculated to produce a net sum (the “Net House Payment”) and then grossed up by the rate of UK income tax and employee national insurance contributions the Employer’s tax advisers calculate as being the rate of total UK income tax and employee national insurance contributions chargeable on the Net House Payment at the proposed time of payment.
9.4	It shall be the responsibility of the Employee to notify Michael Reiff of the Employer in writing of the existence of any such binding contract for the sale of the House and of the Sale Price, together with any appropriate documentary evidence of the same that the Employer may reasonably require.

9.5	In the event Michael Reiff receives such written notification and documentary evidence from the Employee, the Employer shall calculate the House Payment and notify the Employee of that calculation and of any UK income tax and employee national insurance contributions chargeable on the House Payment. The House Payment shall then be made to the Employee within 60 days of receiving such written notification and documentary evidence from the Employee of the actual transfer of the House pursuant to such binding contract for sale of the House.

9.6	The Employee shall provide such reasonable cooperation with any internal or external tax advisers appointed on behalf of the Employer and provide any reasonable information requested by them to enable them to calculate the UK income tax and employee national insurance contributions likely to be chargeable on the House Payment by HM Revenue and Customs.

9.7	The House Payment shall be paid to the Employee subject to any deductions the Employer is required to make in respect of UK income tax and employee national insurance contributions prior to remittance to the Employee.

9.8	It shall be the responsibility of the Employee to declare the House Payment on his UK income tax self assessment for the UK tax year in which the House Payment is made and to pay any UK income tax due on that House Payment over and above any such income tax deducted from the House Payment by the Employer prior to remittance.

9.9	The Employee shall upon request of the Employer or any Affiliate cooperate with the Employer or its nominated agent in any arrangements the Employer makes at any time following the Termination Date and prior to the sale of the House for a market valuation of the House to take place from time to time.

9.10	Prior to entering into any form of agreement (oral or written, for example a “provisional” purchase agreement “voorlopig koopcontract”) for the sale of the House in circumstances in which an obligation to make or procure that a House Payment is made would arise on the Employer:
(a)	the Employee will notify Michael Reiff or his nominee in writing of the pending sale of the House and offer the Employer in writing the opportunity for it or any Affiliate to purchase the House for the Purchase Price; and

(b)	the Employee shall not agree any binding contract with another purchaser for the sale of the house until 30 days have elapsed from the written notification referred to in clause 9.10(a); and

(c)	if the Employee receives an offer for the purchase of the House from the Employer or an Affiliate within 30 days of the written notification referred to in clause 9.10(a) for the Purchase Price, he shall proceed with negotiations to enter into a binding contract for the sale of the House to the Employer or such Affiliate and in the event such binding contract is entered into and the transfer of the house takes place pursuant to such contract then the provisions in relation to the House Payment in clauses 9.1 to 9.9 shall no longer apply.
9.11	In the event a binding contract for the sale of the House to the Employer or any Affiliate is entered into the Employer shall arrange for a market valuation of the House to take place by an independent valuer(s) (the “Market Valuation”).

9.12	In the event a binding contract for the sale of the House to the Employer or any Affiliate is entered into, the transfer of the House takes place pursuant to such contract and the Employee incurs a liability to pay any UK or Dutch income tax or employee national insurance contributions or social security payments that arise as a result of the amount the Employer or any Affiliate pays to the Employee to purchase the House exceeding the Market Valuation, then the Employer shall or shall procure that an Affiliate shall settle that liability directly with the relevant tax or other authorities.

10.	Non Admission

The execution of this Compromise Agreement by the Employer shall not constitute or be construed as an admission, express or implied, by the Employer or any Affiliate of liability on its part.

11.	Confidentiality

The Employee agrees that he shall keep the terms of this Compromise Agreement strictly confidential and shall not disclose, communicate or otherwise make public the same or the substance or content of the discussions involved in reaching this Compromise Agreement to anyone other than the Employer (and will use his best endeavours to prevent the disclosure of any such matter or information by third parties) save where such disclosure or communication is:
(a)	for the purposes of putting this Compromise Agreement into effect;

(b)	as required by law;

(c)	in confidence to the Employee’s professional advisers for the purpose of taking legal or financial advice on this Compromise Agreement;

(d)	to the UK Her Majesty’s Revenue and Customs or equivalent Dutch tax or other authority; or

(e)	as evidence in subsequent proceedings in which the Employer, Employee or any Affiliate allege a breach of this Compromise Agreement.
12.	Definitions

In this Compromise Agreement the following terms shall have the following meanings:

12.1	“Adviser” shall have the meaning given to it in clause 5.1 of this Compromise Agreement;

12.2	“Affiliate” shall mean Royal Dutch Shell plc and any company (other than the Employer), which is for the time being directly or indirectly controlled by Royal Dutch Shell plc. For this purpose:
(i)	a company is directly controlled by another company or companies if that latter company or companies beneficially owns 50% or more of the voting rights attached to the issued share capital of the first mentioned company; and

(ii)	a particular company is indirectly controlled by a company or companies if a series of companies can be specified, beginning with that company or companies and ending with the particular company, so related that each company of the series is directly controlled by one or more of the companies earlier in the series.
12.3	“Bonus Payment” shall have the meaning given to it in clause 2.4 of this Agreement.

12.4	“Complaint” shall mean any claim for or relating to unfair dismissal, a statutory redundancy payment, discrimination (whether based on direct or indirect grounds, on victimisation, on harassment, on duty to make reasonable adjustments, or on any other basis giving rise to liability), on the grounds of race, sex, gender re assignment, marriage and civil partnership, disability, age, sexual orientation or religion or belief, equal pay, working time, unauthorised deduction from wages or for the infringement of any other statutory employment rights the Employee may have under the Employment Rights Act 1996, the Employment Relations Act 1999, the Transfer of Undertaking (Protection of Employment) Regulations 2006 or applicable antecedent legislation, the Trade Union and Labour Relations (Consolidation) Act 1992, the Sex Discrimination Act 1975, the Race Relations Act 1976, the Disability Discrimination Act 1995, the Employment Equality (Sexual Orientation) Regulations 2003, the Employment Equality (Religion and Belief) Regulations 2003, the Employment

Equality (Age) Regulations 2006, the Equality Act 2010, the Occupational and Personal Pension Schemes (Consultation by Employers and Miscellaneous Amendment) Regulations 2006, the Equal Pay Act 1970, the Working Time Regulations 1998, the National Minimum Wage Act 1998, the Transnational Information and Consultation of Employees Regulations 1999, the Part-time Workers (Prevention of Less Favourable Treatment) Regulations 2000, the Fixed term Employees (Prevention of Less Favourable Treatment) Regulations 2002 and the Public Interest Disclosure Act 1998 arising out of the Employee’s employment with the Employer or its termination.

12.5	“Group” shall mean the Employer and the Affiliates collectively.

12.6	“House” shall have the meaning given to it in clause 9 of this Agreement.

12.7	“House Payment” shall have the meaning given to it in clause 9 of this Agreement.

12.8	“House Purchase Price” shall have the meaning given to it in clause 9 of this Agreement.

12.9	“Market Valuation” shall have the meaning given to it in clause 9 of this Agreement.

12.10	“Sale Price” shall have the meaning given to it in clause 9 of this Agreement.

12.11	“Termination Date” shall mean 30 April 2012.

13.	Third Party rights

Any Affiliate shall be entitled by virtue of the Contracts (Rights of Third Parties) Act 1999 to enforce the benefits conferred by clause 4, 6, and 9 of this Compromise Agreement. Except as provided for in this clause 12 no term of this Compromise Agreement shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to the Compromise Agreement. The consent of any Affiliate is not required for the variation or termination of this Compromise Agreement.

14.	Whole agreement clause

14.1	This Compromise Agreement constitutes the whole and only agreement between the Employer and the Employee relating to its subject matter and save supersedes and extinguishes any other agreement, document or pre-contractual statement relating to the same subject matter. The Employer and Employee each acknowledge that it has not relied upon any pre-contractual statements in agreeing to enter into this Compromise Agreement.

14.2	Except in the case of fraud, neither the Employer nor the Employee shall have any right of action against the other arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Compromise Agreement.

14.3	For the purposes of this clause, “pre-contractual statement” includes but is not limited to any agreement, undertaking, representation, warranty, promise, assurance, arrangement or draft of any nature whatsoever, whether or not in writing, relating to the subject matter of this Compromise Agreement and which is not repeated in this Agreement made by any person at any time before the date of this Compromise Agreement.

15.	Interpretation

All headings and titles used in this Compromise Agreement are for convenience only. They are not meant to be used in the construction or interpretation of this Compromise Agreement.

16.	Governing law

This Compromise Agreement is to be governed by the laws of England and Wales and in relation to any legal action or proceedings arising out of or in connection with this Compromise Agreement each of the parties irrevocably submits to the non exclusive jurisdiction of the courts and tribunals of England and Wales.

17.	Legal Fees Contribution

Subject to the Employee having complied with clause 5.2 of this Agreement, the Employer shall procure that Shell International Ltd. shall on production of an appropriate VAT invoice addressed to the Employee and marked payable by Shell International Ltd., pay the Employee’s Adviser the legal expenses incurred by the Employee in connection with the negotiation and completion of this Compromise Agreement and the termination of his employment up to a maximum of GBP3,500 (Three thousand and five hundred pounds sterling) plus VAT.
Signed by
M.A. Brinded
Signed by
duly authorized for Shell International Limited

Schedule
On Headed Paper of the Relevant Independent Adviser
Michael Reiff (Ref: RDS/HRR)
EVP Remuneration, Benefits and Services
Shell International B.V.
PO Box 162
2502 AN – The Hague
The Netherlands
[Date]

Re:	Mr. M.A. Brinded
I am writing in connection with the Compromise Agreement made between my client and Shell International Limited (“the Employer”) of [insert date] (“the Compromise Agreement”).
I confirm that:-
1.	I am a relevant independent adviser within the meaning of Section 203(3A) of the Employment Rights Act 1996;

2.	I have not acted or am acting in connection with this matter for, or am employed by, the Employer or any Affiliate (as defined in the Compromise Agreement);

3.	I have advised my client as to the terms and effect of the Compromise Agreement, and its effect on his ability to pursue his rights before an Employment Tribunal;

4.	There is now in force, and there was at the time I gave my client the advice referred to above, a contract of insurance or indemnity provided for members of a professional body or profession covering the risk of a claim by my client in respect of loss arising in consequence of the advice referred to in paragraph 3 above.
Yours faithfully

Appendix 7
List of share options, current Deferred Bonus Plan awards and Long Term Incentive Plan awards as at 6 February 2012 referenced in Article 5:
Share options

	Number of options	Grant Price	Exercisable from	Expiry date

Royal Dutch Shell plc Class A shares	50,000	€31.05	21/03/2005	20/03/2012

Royal Dutch Shell plc Class B shares	229,866	£15.04	05/11/2007	04/11/2014
Deferred Bonus Plan

		Non-performance		Dividend shares
		related matching	Dividend shares	acquired in 2011	Total shares under
	Number of shares	shares delivered at	acquired prior to	(excluding Q4 2011	grant at 6 February
	deferred from bonus	grant	2011	dividend)	2012

2012 to 2014	36,214	-	-	-	36,214

2011 to 2013	45,289	-	-	2,203	47,492

2010 to 2012	37,474	-	2,240	1,932	41,646

2009 to 2011	44,073	11,018	7,127	3,026	65,244
Long Term Incentive Plan

			Dividend shares
		Dividend shares	accrued during 2011	Total shares under
		accrued prior to	(excluding Q4 2011	grant at 6 February
	Original award	2011	dividend)	2012

2012 to 2014	104,296	-	-	104,296

2011 to 2013	110,961	-	5,397	116,358

2010 to 2012	148,660	8,888	7,663	165,211

2009 to 2011	153,855	19,904	8,452	182,211